News Release                                                        The
                                                                    Thomson
Stock symbol:  TOC                                                  Corporation
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                             THE THOMSON CORPORATION
                           COMPLETES TENDER OFFER FOR
                      WAVE TECHNOLOGIES INTERNATIONAL, INC.


Toronto, Ontario, April 21, 2000 -- The Thomson Corporation (TSE: TOC) announced today that WTI Acquisition Corporation ("WTI"), a wholly owned subsidiary of Thomson, has completed its cash tender offer for all of the outstanding shares of common stock of Wave Technologies International, Inc. ("Wave"). The tender offer expired, as scheduled, at 6:00 P.M., Eastern Daylight Time, on Thursday, April 20, 2000. Based on a preliminary count, 3,967,134 shares of Wave were tendered (including 36,781 shares subject to guarantee of delivery) and accepted for payment at a price of US$9.75 per share.

The acceptance of these shares in the tender offer will result in Thomson's ownership of approximately 92.9% of the outstanding common stock of Wave.

In the proposed second step of the acquisition, Thomson plans to merge WTI with and into Wave, with Wave as the surviving corporation of the merger. As a result, each share of Wave common stock not previously purchased in the tender offer will be converted into the right to receive US$9.75 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of Wave.

Wave will become a part of Thomson Learning (www.thomsonlearning.com), a division of The Thomson Corporation, which is one of the world's leading providers of products and services for education and training. The Thomson Corporation, with 1999 revenues of US$5.8 billion, is a leading, global e-information and solutions company in the business and professional marketplace. The Corporation's common shares are listed on the Toronto and London Stock Exchanges. For more information, visit The Thomson Corporation's Internet address at www.thomson.com.

Wave Technologies International, Inc. (NASDAQ: WAVT) develops, markets and delivers training and instructional products related to sophisticated information technologies. Wave's web site is located at www.wavetech.com.


FOR FURTHER INFORMATION PLEASE CONTACT:

The Thomson Corporation
Stamford, CT, USA

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Investor Contact
John Kechejian:
Vice President, Investor Relations
203-969-8700
john.kechejian@thomson.com

Media Contact:
Janey Loyd
Vice President, Corporate Communications
203-969-8700
janey.loyd@thomson.com